Goodwin Procter LLP 601 Marshall St Redwood City, CA 94063	T: 650.752.3100 F: 650.853.1038 goodwinprocter.com

November 30, 2022

VIA EDGAR

Office of Real Estate & Construction
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Papaya Growth Opportunity Corp. I Form 10-K for the fiscal year ended December 31, 2021 Filed March 31, 2022 File No. 001-41223

Ladies and Gentlemen:

This letter is being submitted on behalf of Papaya Growth Opportunity Corp. I (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2021 filed on March 31, 2022 (“Form 10-K”), as set forth in your letter dated November 28, 2022 (the “Comment Letter”).

The text of the Comment Letter has been reproduced herein with a response below the numbered comment. Defined terms used herein but not otherwise defined shall have the meaning set forth in the Form 10-K, unless otherwise specified.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Division of Corporation Finance

November 30, 2022

Form 10-K for the fiscal year ended December 31, 2021, filed March 31, 2022

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

RESPONSE: We respectfully advise the Staff that the Company’s sponsor is not, is not controlled by, and does not have substantial ties with, a non-U.S. person.

* * *

Division of Corporation Finance

November 30, 2022

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Daniel J. Espinoza at (650) 752-3152 or DEspinoza@goodwinlaw.com.

Sincerely,

/s/ Dan Espinoza
Goodwin Procter LLP

cc:	Ameen Hamady
Isaac Esquivel
Securities and Exchange Commission

Daniel Rogers
Papaya Growth Opportunity Corp. I